SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	September	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

P.O. BOX 65161 North Hill NW Calgary, AB T2N 4T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated September 5, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	September 5, 2014

Sonde Resources Corp. Announces Results Duvernay Oil Farm-out Acreage

CALGARY, ALBERTA- (Marketwire - September 5, 2014) - Sonde Resources Corp. (“Sonde”) (TSXV:SOQ) (NYSE MKT: SOQ) announced today that Journey Energy Partnership (“Journey”) has earned four sections (2,560 acres) of mineral rights from Technec Petroleum Ltd (a wholly owned subsidiary of Sonde) by completing terms of a farm-out agreement.

Journey has earned Technec’s interest in the following lands:

TWP 59 Range W5M Section 34
TWP 60 Range W5M Section 2, 3, and 14

Journey earned this acreage by drilling and completing the 100/10-10-060-14W5M/00 horizontal well (more information on this well to follow in the Journey press release). Under the deal terms, Technec has assigned 100% working interest to Journey in the four section parcel in return for a Gross Over-riding Royalty Interest (“GORR”) in the Technec lands, plus the drilling and completion records from the Journey well. For further clarity, Technec will not receive a GORR from the Journey well, but is entitled to a GORR on any well(s) drilled in the future on the immediately-adjacent Technec lands. Technec also gained valuable information from the test which may prove important to future operations and / or monetization efforts.

Following the farm-out, Technec (Sonde) has about 44,490 net acres remaining in the Duvernay oil play and is currently marketing that interest. Please see maps below for a description of this concept.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its undeveloped operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Sonde Resources Corp.
P.O. Box 65161 North Hill NW
Calgary, Alberta, Canada T2N 4T6

Kurt A. Nelson, Chief Financial Officer
Phone: (281) 928-9659
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	September 5, 2014	By:	/s/ Cheryl Clark

	Name & Title:		Cheryl Clark, Assistant Corporate Secretary